NR06-09

October 11, 2006

ITH Consolidates Livengood Gold Project, Alaska

Tests bulk tonnage potential with 2500m diamond drillhole program

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) – (TSX Venture: ITH, OTCBB: ITHMF, Frankfurt: IW9) is pleased to announce the acquisition of an additional 28 km2 land package bordering its large bulk tonnage Livengood project, Alaska.  Following this acquisition, the Company immediately began a 2500 meter core drilling program designed to test the project’s bulk tonnage potential.  A 12 hole drill program at Livengood by AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”) in 2003/04 resulted in the discovery of mineralization assaying over 0.3 g/t gold with an overall average of approximately 0.85 g/t gold in 30% of the holes, with the best intercept being 134 metres @ 1.10 g/t gold.  ITH controls 100% of the Livengood project through a series of mining lease agreements with individuals and the Alaska Mental Health Trust.

Project Background

The Livengood project is located in the Tintina Gold belt approximately 110 km north of the city of Fairbanks, Alaska and is accessed via the paved, all weather, Elliot Highway.  The Livengood gold district was historically developed as a placer mining camp and has produced in excess of 500,000 ounces, the majority of which was sourced from the current ITH target area.  The bulk tonnage potential of the area was first recognized in the late 1970 and 1980’s, with drilling programs by Homestake, Occidental Minerals and Amax which resulted in a number of broad gold intercepts in a favourable stratigraphic rock package.  This early initiative was followed up by AngloGold in 2003 and 2004 with initial drill programs and trenching which confirmed the presence of the broad intervals of gold mineralization in three areas over a 2 kilometre distance.  ITH acquired 100% of AngloGold’s interest in the Livengood project on August 4, 2006 as part of its Alaskan property package (see Press Release dated August 8, 2006).  ITH is currently conducting an aggressive drilling program at the Livengood project to further define and evaluate this large tonnage target and, if successful, plans to conduct a resource definition drill program in 2007.

Target Summary

The main bulk tonnage target on the Livengood property has been defined by a series of soil and rock surveys conducted over the past 15 years, which collectively define a mineralized area approximately 5 km2 in area (Figure 1).  The historic data also includes 19 holes drilled prior to AngloGold’s involvement and 12 reverse circulation and core holes drilled by AngloGold in 2003 and 2004 respectively.  Approximately 30% of these 12 holes were mineralized above 0.3 g/t gold with an overall average of approximately 0.85 g/t gold.  The project has had no definitive metallurgical work, although preliminary work indicates the presence of a coarse gold component which is variably oxidized.  Gold characterization studies will be initiated in the current phase of work.  Given the broad distribution of the surface and drill hole gold values in the target area, ITH believes the project has considerable potential to develop a large, bulk mineable, sediment hosted, gold deposit.

Geologically, gold mineralization is dominantly associated with multiple stages of quartz veins containing variable amounts of pyrite, arsenopyrite, stibnite, and trace elements indicative of a large, high level gold system with similarities to the nearby Donlin Creek deposit (reported 16.6 million ounce measured and indicated gold resource – see NovaGold Resources Inc. September 25, 2006 press release).  Vein and associated disseminated mineralization are best developed within a volcano-sedimentary rock package that lies in the lower plate of a major thrust sequence and is spatially and possibly genetically associated with a ~90 million year old (Tintina age) dike and sill complex.

Figure 1: Livengood Target Area: soil anomaly map on the left and AngloGold drill hole location map on the right.

For further information on the Livengood project, please see the independent technical report dated June 30, 2006 prepared by Paul D. Klipfel Ph.D. entitled “Summary Report on the Livengood Project, Tolovana District, Alaska” and available at www.sedar.com or on the Company’s website at www.internationaltowerhill.com.

Land Acquisition

The latest land acquisition at the Livengood project covered 169 State of Alaska claims, which have been leased from the private parties and covers extensions of the Livengood mineralized zone.  The 10 year renewable lease agreement requires ITH to make yearly lease payments, meet yearly work commitments and pay a sliding scale royalty to the lessors as described below (all in USD):

  Payments:  $75,000 at signing, $50,000/yr in years 2-5 and $100,000/yr in years 6-10
  Work Commitments:  $100,000 in year 1, $200,000 in years 2-5 and 300,000/yr in years 6-10
  Royalty:  2-5% NSR from a gold price of $350/oz to $500/oz
  ITH is responsible for all land costs and assessment work commitments for the claims.
  ITH has an option to buy 100% of the underlying interest in the property for $10,000,000.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Dr. Cruise is the Vice President-Exploration of Cardero Resource Corp.  Cardero acquired a 13.3% equity position in ITH in August, 2006.

The work program at Livengood was designed and is supervised by Jeffrey A. Pontius, President of Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the exploration programs on ITH’s Alaskan properties), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

International Tower Hill Mines Ltd. is a resource exploration company focused in Alaska that controls a number of exploration projects representing a spectrum of early stage to advanced gold discoveries.  ITH is committed to building share holder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai

Email:  qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (604) 683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.